Exhibit 99.1

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Table of Contents

Page(s)

Independent Auditors’ Report	1

Consolidated Balance Sheets as of December 31, 2017 and 2016	2

Consolidated Statements of Income for the years ended December 31, 2017 and 2016	3

Consolidated Statements of Comprehensive Income for the years ended December 31, 2017 and 2016	4

Consolidated Statements of Changes in Equity for the years ended December 31, 2017 and 2016	5

Consolidated Statements of Cash Flows for the years ended December 31, 2017 and 2016	6–7

Notes to Consolidated Financial Statements	8–54

KPMG LLP

Two Financial Center

60 South Street

Boston, MA 02111

Independent Auditors’ Report

The Shareholders

Fresenius Medical Care Holdings, Inc.:

We have audited the accompanying consolidated financial statements of Fresenius Medical Care Holdings, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Fresenius Medical Care Holdings, Inc. and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

Boston, Massachusetts

April 30, 2018

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2017 and December 31, 2016

(Dollars in thousands, except share data)

	2017	2016
Assets
Current Assets:
Cash and cash equivalents	$569,818	357,899
Trade accounts receivable, less allowances of $440,776 in 2017 and $405,670 in 2016	2,056,569	1,964,101
Receivables from affiliates	503,087	1,295,523
Inventories	758,645	736,367
Income tax receivables	24,326	—
Other current assets	542,744	854,449
Restricted cash	64,382	—
Total current assets	4,519,571	5,208,339
Property, plant and equipment, net	2,398,269	2,226,481
Other assets:
Goodwill	12,162,141	11,882,801
Other intangible assets, net	504,331	599,254
Investment in equity method investees	68,075	79,232
Other assets and deferred charges	169,740	139,554
Total other assets	12,904,287	12,700,841
Total assets	$19,822,127	20,135,661
Liabilities, Noncontrolling Interests, and Equity
Current liabilities:
Accounts payable	$429,242	384,128
Accounts payable to related parties	134,737	158,042
Current borrowings from affiliates	469,838	—
Accrued liabilities	1,733,472	1,846,301
Short-term borrowings	10,924	10,058
Current portion of long-term debt and capital lease obligations	122,570	208,315
Accrued income taxes	—	192,348
Total current liabilities	2,900,783	2,799,192
Long-term debt and capital lease obligations	1,775,960	2,085,331
Noncurrent borrowings from affiliates	3,466,782	3,303,022
Other liabilities	679,262	809,401
Deferred income taxes	456,846	605,418
Total liabilities	9,279,633	9,602,364
Noncontrolling interests subject to put provisions and other temporary equity	1,048,670	1,260,447
Series C redeemable preferred stock	—	—
Equity:
Preferred stock, $1 par value —	851,125	1,423,531
Authorized shares — 9,753,560
Outstanding shares — 3,404,500 in 2017 and 5,694,123 in 2016
Common stock, $1 par value —	83,985	87,360
Authorized shares — 90,000,000
Outstanding shares — 83,985,000 in 2017 and 87,360,000 in 2016
Additional paid-in capital	1,725,889	1,375,784
Retained earnings	6,295,512	5,885,109
Accumulated other comprehensive loss	(106,445)	(107,260)
Total Fresenius Medical Care Holdings, Inc. equity	8,850,066	8,664,524
Noncontrolling interests not subject to put provisions	643,758	608,326
Total equity	9,493,824	9,272,850
Total liabilities, noncontrolling interests, and equity	$19,822,127	20,135,661

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Income

For the years ended December 31, 2017 and 2016

(Dollars in thousands)

	2017	2016
Net revenues:
Health care services	$13,556,163	12,366,983
Less: Patient service bad debt provision	549,193	430,230
Net health care services	13,006,970	11,936,753

Medical supplies	912,234	869,896
	13,919,204	12,806,649

Expenses:
Cost of health care services	8,633,589	7,871,747
Cost of medical supplies	686,366	642,702
General and administrative expenses	1,824,070	1,884,453
Depreciation and amortization	508,617	489,117
Research and development	72,331	69,398
Equity investment income	(10,981)	(5,986)
Interest expense, net, and related financing costs (including $230,237 and $177,892 of interest with affiliates, respectively).	289,784	234,043
	12,003,776	11,185,474
Income before income taxes	1,915,428	1,621,175
Provision for income taxes	407,606	490,932
Net income	1,507,822	1,130,243
Less net income attributable to noncontrolling interests	293,359	294,720
Net income attributable to Fresenius Medical Care Holdings, Inc.	$1,214,463	835,523

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(Dollars in thousands)

	2017	2016
Net income	$1,507,822	1,130,243

Gain related to foreign currency translation	1,967	724
Gain on investments, (net of deferred tax of $1,041 and $4,874, respectively)	1,598	7,031
Actuarial (losses) gains on defined benefit plans, (net of deferred tax of ($2,791) and $17,942, respectively)	(4,284)	27,538
Gains (losses) related to derivative instruments, (net of deferred tax of $999 and ($1,025), respectively)	1,534	(1,574)

Other comprehensive income, net of tax	815	33,719

Total comprehensive income	1,508,637	1,163,962

Comprehensive income attributable to noncontrolling interests	293,359	294,720
Comprehensive income attributable to Fresenius Medical Care Holdings, Inc.	$1,215,278	869,242

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

(Dollars in thousands, except share data)

							Accumulated	Total	Noncontrolling
							other	FMCH, Inc.	interests not
	Preferred stock		Common stock		Additional	Retained	comprehensive	shareholders’	subject to
	Shares	Amount	Shares	Amount	paid-in capital	earnings	income (loss)	equity	put provisions	Total equity
Balance, December 31, 2015	4,753,560	$1,188,390	90,000,000	$90,000	1,553,887	5,654,146	(140,979)	8,345,444	570,278	8,915,722
Net income	—	—	—	—	—	835,523	—	835,523	112,618	948,141
Other comprehensive income	—	—	—	—	—	—	33,719	33,719	—	33,719
Exercise of stock options and related tax effects	—	—	—	—	6,365	—	—	6,365	—	6,365
Compensation expense related to stock options	—	—	—	—	25,442	—	—	25,442	—	25,442
Vested subsidiary stock incentive plans	—	—	—	—	(2,967)	—	—	(2,967)	—	(2,967)
Cash contributions noncontrolling interests	—	—	—	—	—	—	—	—	15,337	15,337
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(112,944)	(112,944)
Purchase/Sale of noncontrolling interests	—	—	—	—	1,287	—	—	1,287	23,037	24,324
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(208,292)	—	—	(208,292)	—	(208,292)
Redeemable preferred stcok reclassification to preferred stock	940,563	235,141	—	—	—	—	—	235,141	—	235,141
Repurchase and retirement of common stock	—	—	(2,640,000)	(2,640)	—	(604,560)	—	(607,200)	—	(607,200)
Other reclassifications	—	—	—	—	62	—	—	62	—	62
Balance, December 31, 2016	5,694,123	$1,423,531	87,360,000	$87,360	1,375,784	5,885,109	(107,260)	8,664,524	608,326	9,272,850
Net income	—	—	—	—	—	1,214,463	—	1,214,463	115,687	1,330,150
Other comprehensive income	—	—	—	—	—	—	815	815	—	815
Compensation expense related to stock options	—	—	—	—	18,158	—	—	18,158	—	18,158
Vested subsidiary stock incentive plans	—	—	—	—	(13,117)	—	—	(13,117)	—	(13,117)
Cash contributions noncontrolling interests	—	—	—	—	—	—	—	—	13,092	13,092
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(113,604)	(113,604)
Purchase/Sale of noncontrolling interests	—	—	—	—	(51,249)	—	—	(51,249)	20,257	(30,992)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	195,878	—	—	195,878	—	195,878
Repurchase and retirement of preferred stock	(2,289,623)	(572,406)	—	—	(46,877)	—	—	(619,283)	—	(619,283)
Repurchase and retirement of common stock	—	—	(3,375,000)	(3,375)	—	(804,060)	—	(807,435)	—	(807,435)
DLP capital contribution	—	—	—	—	247,264	—	—	247,264	—	247,264
Other reclassifications	—	—	—	—	48	—	—	48	—	48
Balance, December 31, 2017	3,404,500	$851,125	83,985,000	$83,985	1,725,889	6,295,512	(106,445)	8,850,066	643,758	9,493,824

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(Dollars in thousands)

	2017	2016
Cash flows from operating activities:
Net income	$1,507,822	1,130,243
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	508,617	489,117
Gain on sale of investments and divestitures	(67,961)	(12,560)
Provision for doubtful accounts	596,183	438,327
Change in deferred income taxes	(155,905)	26,606
Amortization of discount on Senior Note	2,041	2,485
Equity investment income	(10,981)	(5,986)
Loss on disposal of properties and equipment	32,165	5,271
Gain on disposal of marketable securities, net	(28,257)	(3,367)
Amortization of discount on notes receivable	—	200
Amortization of deferred financing cost	7,565	7,565
Compensation expense related to stock options	18,158	25,442
Unrealized currency transaction loss (gain)	237,917	(31,447)
(Gain) loss on forward sale and currency exchange agreements	(405,227)	54,955
Excess tax benefits from stock-based compensation	(6,349)	(6,365)
Changes in operating assets and liabilities, net of effects of purchase acquisitions:
Increase in trade accounts receivable	(687,713)	(639,115)
Increase in inventories	(20,167)	(10,732)
Decrease (increase) in other current assets	63,819	(361)
(Increase) decrease in other assets and deferred charges	(32,286)	48,727
Increase (decrease) in accounts payable	43,714	(13,987)
Increase in accrued income taxes	85,185	61,753
(Decrease) increase in accrued liabilities	(101,277)	94,890
Increase (decrease) in other long-term liabilities	282,091	(162,594)
Net changes due to/from affiliates	446,533	103,710
Distributions received on equity investments	9,570	6,014
Other, net	2,017	3,911
Net cash provided by operating activities	2,327,274	1,612,702
Cash flows from investing activities:
Capital expenditures	(680,221)	(664,658)
Acquisitions and investments, net of cash acquired	(340,416)	(203,719)
Sale of interests and divestitures	162,311	131
Issuance of note receivable	(470)	(4,824)
Settlement of note receivable	2,515	3,554
Purchases of available for sale securities	(11,046)	(110,946)
Proceeds from sales of available for sale securities	289,357	129,421
Equity investment returns (contributions)	13,741	(9,626)
Net increase in loans to affiliates	(46,181)	(238,291)
Net change in restricted cash	(64,382)	—
Net cash used in investing activities	(674,792)	(1,098,958)
Cash flows from financing activities:
Net increase in borrowings from affiliate	764,460	590,851
Net increase from receivable financing facility	178,000	124,000
Net decrease in debt and capital leases	(574,726)	(282,123)
Debt issuance costs	(3,852)	(640)
Repurchase of preferred stock	(619,283)	—
Repurchase of common stock	(807,435)	(607,200)
Distributions to noncontrolling interests	(296,235)	(300,298)
Contributions from noncontrolling interests	29,805	47,727
Proceeds from sale of noncontrolling interests	18,544	31,861
Purchases of noncontrolling interests	(131,166)	(15,121)
Excess tax benefits from stock-based compensation	—	6,365
Net cash used in financing activities	(1,441,888)	(404,578)
Effects of changes in foreign exchange rates	1,325	(567)
Change in cash and cash equivalents	211,919	108,599
Cash and cash equivalents at beginning of year	357,899	249,300
Cash and cash equivalents at December 31, 2017 and 2016	$569,818	357,899

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(Dollars in thousands)

	2017	2016
Supplemental disclosures of cash flow information:
Cash paid for interest	$278,484	272,780
Cash paid for income taxes, net of tax refunds	506,617	421,794

Details for acquisitions:
Assets acquired	(394,830)	(308,938)
Liabilities assumed	16,906	39,743
Noncontrolling interests	28,030	63,122

Cash paid	(349,894)	(206,073)
Less cash acquired	9,478	2,354
Net cash paid for acquisitions	$(340,416)	(203,719)

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

(1)         The Company

Fresenius Medical Care Holdings, Inc., a New York corporation (the Company or FMCH) is a subsidiary of Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares (FMCAG & KGaA or the Parent Company). The Company conducts its operations through eight principal subsidiaries, National Medical Care, Inc. (NMC), Fresenius USA Marketing, Inc., Fresenius USA Manufacturing, Inc., Sound Inpatient Physicians Holding, LLC, National Cardiovascular Partners, LP, Colorado River Group, LLC and SRC Holding Company, Inc., all Delaware corporations and Fresenius USA, Inc., a Massachusetts corporation.

The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease (ESRD), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and non-dialysis products. The Company’s dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company’s non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as “Care Coordination.” Care Coordination currently includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, non-dialysis laboratory testing services (until December 2017), physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Care Coordination also includes the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which the Company refers to as “hospital related physician services.” All of these Care Coordination services together with dialysis care and related services represent the Company’s health care services.

(a)         Basis of Presentation

The consolidated financial statements in this report as of December 31, 2017 and 2016 and for the years then ended have been prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). These consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for the fair presentation of the consolidated results for all periods presented.

The Company has evaluated subsequent events through April 30, 2018, which is the date these consolidated financial statements were available for issuance (see note 17).

(b)         Principles of Consolidation

The consolidated financial statements include the earnings of all companies in which the Company has legal or effective control. This includes variable interest entities (VIEs) for which the Company is deemed the primary beneficiary. The Company also consolidates certain clinics that it manages and financially controls. Noncontrolling interests represent the proportionate equity interests in the Company’s consolidated entities that are not wholly owned by the Company. Noncontrolling interests of

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

acquired entities are valued at fair value. The equity method of accounting is used for investments in associated companies over which the Company has significant exercisable influence, even when the Company holds 50% or less of the common stock of the entity. All significant intercompany transactions and balances have been eliminated.

The Company has entered into various arrangements with certain legal entities whereby the entities’ equity holders lack the power to direct the activities that most significantly impact the entities’ performance, and the obligation to absorb expected losses and receive expected residual returns of the legal entities. In these arrangements, the entities are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated.

In FMCH, 32 and 26 VIEs are consolidated in 2017 and 2016, respectively. Consolidated VIEs generated $207,897 and $216,159 of revenue in 2017 and 2016, respectively. The Company provided funding to VIEs through loans and accounts receivable of $6,420 in 2017 and $108,849 in 2016, respectively. The table below shows the carrying amounts of the assets and liabilities of VIEs at December 31, 2017 and 2016:

	2017	2016

Trade accounts receivable, net	$32,978	27,113
Other current assets	46,568	49,406
Property, plant and equipment, intangible assets and other noncurrent assets	40,468	53,748
Goodwill	24,787	29,981
Accounts payable, accrued expenses and other liabilities	(165,178)	(147,124)
Equity	20,375	(13,124)

(2)         Summary of Significant Accounting Policies

(a)         Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents comprise cash funds and all short-term, liquid investments with original maturities of up to three months.

Restricted cash balance relates to collateral requirements towards an insurance company that are not available for use.

(b)         Inventories

Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or net realizable value (see note 4).

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

(c)          Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see note 10). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property, plant and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in income when the assets are disposed.

The cost of property, plant and equipment is depreciated over estimated useful lives on a straight-line basis as follows: buildings — 20 to 40 years, equipment and furniture — 3 to 10 years, equipment under capital leases and leasehold improvements — the shorter of the lease term or the estimated useful life of the asset.

The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2017 and 2016 was $4,084 and $2,207, respectively.

(d)         Intangible Assets and Goodwill

The growth of the Company’s business through acquisitions has created a significant amount of intangible assets, including goodwill and other nonamortizable intangible assets such as tradenames and management contracts.

Intangible assets such as noncompete agreements, lease agreements, tradenames, certain qualified management contracts, technology, patents, distribution rights, software, acute care agreements and licenses, customer relationships acquired in a purchase method business combination are recognized and reported apart from goodwill.

Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified tradenames and certain qualified management contracts as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives. The Company amortizes noncompete agreements over their average useful life of 8 years. Technology is amortized over its useful life of 15 years. The iron products distribution and manufacturing agreement is amortized over its ten-year contractual license period based upon the annual estimated units of sale of the licensed product. All other intangible assets are amortized over their individual estimated useful lives between 3 and 25 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

To perform the annual impairment test of goodwill, the Company identifies its reporting units and determines their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The Company is comprised of one reporting unit.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

In the case that the fair value of the reporting unit is less than its carrying value, a second step would be performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than the carrying value, the difference is recorded as an impairment.

To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset’s fair value is determined using a discounted cash flow approach or other methods, if appropriate.

In connection with its annual impairment tests, the Company determined that there was no impairment of goodwill or other indefinite lived intangible assets. Accordingly, the Company did not record any impairment charges during 2017 and 2016.

(e)          Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities by recognizing all derivative instruments as either assets or liabilities in the consolidated balance sheets at their respective fair values (see note 15). For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value of the assets and liabilities through earnings, or recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings.

For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in current net earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the consolidated balance sheets and recognizes any subsequent changes in its fair value in earnings. When it is probable that a hedged forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income (loss).

(f)            Foreign Currency Translation

For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. All assets and liabilities of the Company’s non-U.S. subsidiaries are translated at year-end exchange rates, while revenue and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net income and are reported in accumulated other comprehensive income (loss). In addition, the translation of certain intercompany borrowings denominated in foreign currencies, which are considered foreign equity investments, are reported in accumulated other comprehensive income (loss).

Gains and losses resulting from the translation of revenues and expenses and intercompany borrowings, which are not considered equity investments, are included in the consolidated statements of income within general and administrative expenses. Foreign exchange losses amounted to $516 for the year ended December 31, 2017 and foreign exchange gains amounted to $920 for the year ended December 31, 2016.

(g)         Revenue Recognition

Dialysis care revenues are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The patient is obligated to pay for dialysis care services at amounts estimated to be receivable based upon the Company’s standard rates or at rates determined under reimbursement arrangements. These arrangements are generally with third party payors, like Medicare, Medicaid or commercial insurers.

Hospitalist revenues are reported at the estimated net realizable amount from third-party payors, client hospitals, and others at the time services are provided. Third-party payors include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, and commercial insurance companies. Inpatient acute care services rendered to Medicare and Medicaid program beneficiaries are paid according to a fee-for-service schedule. These rates vary according to a patient classification system that is based on clinical, diagnostic and other factors. Inpatient acute services generated through payment arrangements with managed care health plans and commercial insurance companies are recorded on an accrual basis in the period in which services are provided at established rates. Contractual adjustments and bad debts are recorded as deductions from gross revenue to determine net revenue. In addition, the Company receives payments from hospitals to provide hospitalist services.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, health care entities must record the difference between the receivable recorded and the amount estimated to be collectible as a provision with the expense presented as a reduction of health care revenue. The provision includes such items as amounts due from patients without adequate insurance coverage, and patient co-payment and deductible amounts due from patients with health care coverage. The Company bases the provision mainly on past collection history and reports it as “Patient service bad debt provision” in the consolidated statements of income.

Effective April 1, 2015, Sound is a participant in the Bundled Payment for Care Improvement (BPCI) initiative offered through the Centers for Medicare and Medicaid Services (CMS). The BPCI program goal is to improve the patient healthcare experience while reducing the overall cost of care through alignment of physician, hospital, and post-acute provider payment incentives. Risk share revenue related to the BPCI program is recorded at Sound’s best estimate of shared savings earned, based upon reconciliation statements received from Sound’s BPCI program convener, Liberty Health Partners, LLC, a subsidiary of Remedy Partners, Inc. (Remedy) and ongoing results of operations. Initial estimates will be refined until finalized by CMS and cash is received.

Dialysis product revenues are recognized upon transfer of title to the customer, either at the time of shipment, upon receipt or upon any other terms that clearly define passage of title. Product revenues are normally based upon pre-determined rates that are established by contractual arrangement. As product returns are not typical, no return allowances are established. In the event a return is required, the appropriate reductions to sales, accounts receivables and cost of sales and addition to inventory are made.

For both dialysis care and dialysis products, patients, third party payors and customers are billed at our standard rates net of contractual allowances, discounts or rebates to reflect the estimated amounts to be received from these payors.

Net revenues from machines sales for 2017 and 2016 include $150,876 and $143,424, respectively, of net revenues for machines sold to a third-party leasing company which are utilized by the Fresenius Kidney Care division to provide services to customers. The sales and profits on these sales are deferred and amortized to earnings over the lease terms.

Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction (e.g., sales tax) is excluded from revenues and reported on a net basis.

(h)         Allowance for Doubtful Accounts

Estimates for allowances for accounts receivable are based on an analysis of collection experience and recognizing the differences between payors. The Company also performs an aging of accounts receivable which enables the review of each customer and their payment pattern. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The allowance for doubtful accounts for the products business are estimates comprised of customer specific evaluations regarding their payment history, current financial stability, and applicable country specific risks for receivables that are overdue more than one year. The changes in the allowance for products receivables are recorded in general and administrative as an expense.

(i)            Research and Development

Research and development costs are expensed as incurred.

(j)            Income Taxes

Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the respective tax jurisdictions. Expected and executed additional tax payments and tax refunds for prior years are also taken into account. Benefits from income tax positions have been recognized only when it was more likely than not that the Company would be entitled to the economic benefits of the tax positions. The more-likely than-not threshold has been determined based on the technical merits that the position will be sustained upon examination. If a tax position meets the more-likely than-not recognition threshold, management estimates the largest amount of tax benefit that is more than fifty percent likely to be realized upon settlement with a taxing authority, which becomes the amount of benefit recognized. If a tax position is not considered more likely than not to be sustained based solely on its technical merits, no benefits are recognized.

The Company recognizes deferred tax assets and liabilities for future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as on consolidation procedures affecting net income and tax loss carryforwards which are more likely than not to be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see note 9).

It is the Company’s policy to recognize interest and penalties related to its tax positions as income tax expense.

(k)         Impairment

The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net undiscounted cash flows directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses a discounted cash flow approach or other methods, if appropriate, to assess fair value.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

Long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal. No impairment charges were recorded for the years ended December 31, 2017 and 2016.

(l)            Debt Issuance Costs

Debt issuance costs related to a recognized debt liability are presented on the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability. These costs are amortized over the term of the related obligation (see note 7).

(m)      Self-insurance Programs

The Company is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims under which the Company assumes responsibility for incurred claims up to predetermined amounts above which third-party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

(n)         Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o)         Concentration of Credit Risk

The Company is engaged in providing kidney dialysis services, clinical laboratory testing, and other medical ancillary services, and in the manufacture and sale of products for all forms of kidney dialysis, principally to healthcare providers. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.

No single debtor other than U.S. Medicare and Medicaid accounted for more than 10% of total trade accounts receivable in any of these years. Trade accounts receivable are, for a large part, due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payors represent less than 3% at December 31, 2017 and 2016.

Approximately 48% and 45% of the Company’s revenues in each of the years ended December 31, 2017 and 2016 were earned and subject to regulations under governmental healthcare programs, Medicare and Medicaid, administered by various states and the United States government.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

(p)         Employee Benefit Plans

For the Company’s funded benefit plans, the defined benefit obligation is offset against the fair value of plan assets (funded status). A pension liability is recognized in the consolidated balance sheets if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under “other assets and notes receivables” in the consolidated balance sheets) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund. Changes in the funded status of a plan resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost are recognized through accumulated other comprehensive income (loss), net of tax, in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost when realized. The Company uses December 31 as the measurement date when measuring the funded status of all plans.

(q)         Stock Option Plans

The Company recognizes all employee stock based compensation as a cost in the consolidated financial statements. Equity classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option pricing model.

(r)           Legal Contingencies

From time to time, during the ordinary course of the Company’s operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see note 16). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for a loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.

The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that accrual of a loss is appropriate.

(s)           Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•                 Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

•                  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•                  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(3)         Acquisitions and Investments

The Company’s acquisition spending was driven primarily by the purchase of clinics in the normal course of its operations in 2017.

At December 31, 2017 and 2016, the aggregate purchase price of all collectively and individually nonmaterial acquisitions during the year was $340,416 and $203,719, respectively, net of cash acquired. Based on preliminary purchase price allocations, the Company recorded $340,542 and $292,153 of goodwill, $22,251 and $9,870 of intangible assets, at December 31, 2017 and 2016, respectively, which represent the share of both controlling and noncontrolling interests. Goodwill arose principally due to the fair value of the acquired established streams of future cash flows for these acquisitions versus building similar franchises.

(4)         Other Balance Sheet Items

(a)         Inventories

As of December 31, 2017 and 2016, inventories consisted of the following:

	2017	2016

Inventories:
Raw materials	$137,299	142,578
Manufactured goods in process	17,139	19,853
Manufactured and purchased inventory available for sale	240,908	236,258

	395,346	398,689

Health care supplies	363,299	337,678

Total inventories	$758,645	736,367

Under the terms of certain unconditional purchase agreements, including the Venofer® license, distribution, manufacturing and supply agreement (the Venofer® Agreement) with Luitpold Pharmaceuticals, Inc. and American Regent, Inc., the Company is obligated to purchase approximately $421,165 of materials, of which $232,033 is committed for 2018. The terms of these agreements run one to four years.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

Healthcare supplies inventories as of December 31, 2017 and 2016 include $175,539 and $167,749, respectively, of Mircera®. The Company’s exclusive supply agreement for Mircera® continues through December 31, 2018.

(b)         Related Party Services

Related-party transactions pertaining to services performed and products purchased/sold between affiliates are recorded as Accounts payable to related parties on the consolidated balance sheets and Cost of health care services, Cost of medical supplies and General and administrative expenses on the consolidated statements of income.

(5)         Sale of Accounts Receivable

Under the Accounts Receivable Facility (A/R Facility), certain receivables are sold to NMC Funding Corporation (NMC Funding), a wholly owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the A/R Facility, NMC Funding retains the right, at any time, to recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company’s consolidated balance sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The average interest rate, during 2017 and 2016 was 1.40% and 1.00%, respectively. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

The Company refinanced the A/R Facility on December 6, 2016 for a term expiring on December 6, 2019 with available borrowings of $800,000. At December 31, 2017 and 2016, there are outstanding borrowings under the A/R Facility of $352,202 and $173,965, respectively.

(6)         Short Term Borrowings

At December 31, 2017 and 2016, short-term borrowings consisted of the following:

	December 31
	2017	2016
Commercial paper	$10,924	9,964
Other	—	94
Total short-term borrowings	$10,924	10,058

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

(7)         Long-Term Debt and Capital Lease Obligations

At December 31, 2017 and 2016, long-term debt and capital lease obligations consisted of the following:

	December 31
	2017	2016

Revolving credit facility	$70,000	10,187
Amended 2012 Credit Agreement term loan	1,462,221	2,091,451
AR facility	352,202	173,965
Other(1)	14,107	18,043

	1,898,530	2,293,646

Less amounts classified as current	122,570	208,315
Total long-term debt and capital lease obligations	$1,775,960	2,085,331

(1) Other includes capital lease obligations

The weighted average interest rate for long-term debt outstanding as of December 31, 2017 and 2016 was approximately 2.42% and 2.13%, respectively.

Amended 2012 Credit Agreement

The Company originally entered into a syndicated credit facility of $3,850,000 and a 5 year tenor (the “2012 Credit Agreement”) on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 and extend the term for an additional two years until October 30, 2019 (Amended 2012 Credit Agreement). On July 11, 2017, the Company further amended and extended the Amended 2012 Credit Agreement resulting in a total credit facility of approximately $3,900,000 with maturities in 2020 and 2022. Consistent with the investment grade rating of the Company, the Amended 2012 Credit Agreement is now unsecured and has lower tiered pricing.

As of December 31, 2017, the Amended 2012 Credit Agreement consists of:

(a)         Revolving credit facilities of $900,000 and €600,000 which will be due and payable on July 31, 2022.

(b)         A term loan of $1,470,000, also scheduled to mature on July 31, 2022. Quarterly repayments of $30,000 began on October 31, 2017 with the remaining balance outstanding due on the maturity date.

Interest on the credit facilities is floating at a rate equal to EURIBOR / LIBOR (as applicable) plus an applicable margin. The applicable margin is variable and depends on the Company’s consolidated leverage ratio which is a ratio of its consolidated funded debt less cash and cash equivalents to consolidated EBITDA (as these terms are defined in the Amended 2012 Credit Agreement). At December 31, 2017 and

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

2016, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 2.48% and 2.15%, respectively.

The Amended 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries. Under certain circumstances these covenants limit indebtedness and restrict the creation of liens. Under the Amended 2012 Credit Agreement the Company is required to comply with a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents to consolidated EBITDA).

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2017 and 2016:

Amended	Maximum amount available		Balance outstanding
2012 Credit Agreement	December 31, 2017		December 31, 2017
Revolving credit USD	$900,000	$900,000	$70,000	$70,000
Revolving credit EUR	€600,000	719,580	€—	€—
Term loan A	$1,470,000	1,470,000	$1,470,000	$1,470,000
		$3,089,580		$1,540,000

Amended	Maximum amount available		Balance outstanding
2012 Credit Agreement	December 31, 2016		December 31, 2016
Revolving credit USD	$1,000,000	$1,000,000	$10,187	$10,187
Revolving credit EUR	€400,000	421,640	€—	€—
Term loan A	$2,100,000	2,100,000	$2,100,000	$2,100,000
		$3,521,640		$2,110,187

In addition, at December 31, 2017 and 2016, the Company had letters of credit outstanding in the amount of $73,006 and $37,559, respectively, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the revolving credit facilities.

The Company had $12,773 and $14,799 of unamortized deferred charges at December 31, 2017 and 2016, recorded in long—term debt and capital lease obligations.

(Receivables) Borrowings from Affiliates

The Company has various outstanding borrowings with KGaA and affiliates. The funds were used for general corporate purposes and acquisitions. The loans are due at various maturities.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

At December 31, 2017 and 2016, (receivables) borrowings from affiliates consisted of the following:

	December 31
	2017	2016

(Receivables) borrowings from affiliates consists of:
Fresenius Medical Care AG & Co. KGaA and FMC DLP receivables primarily at interest rates approximating 1.43% and 1.26%, respectively to be repaid on demand	$(218,615)	(1,070,646)
RTC Holdings International, Inc. borrowings at interest rates of 1.73% and 1.54%, respectively to be repaid in 2018	13,515	13,414
FMC B LLC borrowings, net of discounts at fixed rates of interest between 5.25% and 5.45% to be repaid at various dates through 2022	1,464,341	1,287,052
NMC/FMC B LLC receivables, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2022	(3,270)	(2,655)
FMC US Finance borrowings, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2021	36,190	24,015
FMC Finance II borrowings, net of discounts at a fixed rate of 7.00% to be repaid in 2018	408,942	408,942
FMC Finance II borrowings, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2018	47,381	35,147
FMC Finance II borrowings, net of discounts at fixed rates of interest between 4.625% and 5.25% to be repaid at various dates through 2024	950,000	950,000
FMC Malta borrowings at fixed rates of interest between 4.59% and 6.26% to be repaid at various dates through 2026	1,019,521	600,521
(Receivables) borrowings from Bank Mendes Gans cash pooling arrangement	(284,472)	(238,291)
	3,433,533	2,007,499
Less current borrowings from affiliates	469,838	—
Less current receivables from affiliates	(503,087)	(1,295,523)
Total net long-term borrowings from affiliates	$3,466,782	3,303,022

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

Scheduled maturities of debt and (receivables) borrowings are as follows:

2018	$100,245
2019	1,295,470
2020	642,037
2021	156,108
2022	1,746,386
2023 and thereafter	1,402,741
Total	$5,342,987

(8)         Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 are as follows:

	December 31
	2017	2016
Carrying value as of beginning period	$11,882,801	11,587,473
Goodwill acquired	340,542	292,153
Divestitures	(61,603)	(16)
Other reclassifications	401	3,191
Carrying value as of ending period	$12,162,141	11,882,801

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

Other Intangible Assets

At December 31, 2017 and 2016, the carrying value and accumulated amortization of other intangible assets consisted of the following:

	December 31, 2017			December 31, 2016
	Gross			Gross
	carrying	Accumulated	Carrying	carrying	Accumulated	Carrying
	value	amortization	value	value	amortization	value

Amortizable intangible assets:
Noncompete agreements	$334,519	(296,296)	38,223	326,459	(279,675)	46,784
Acute care agreements	151,969	(148,767)	3,202	152,543	(147,572)	4,971
License and distribution agreements	88,100	(51,437)	36,663	80,264	(42,853)	37,411
Customer relationship	152,720	(55,353)	97,367	239,120	(59,643)	179,477
Technology	102,450	(73,643)	28,807	109,680	(43,560)	66,120
Other intangibles	167,026	(115,181)	51,845	143,043	(122,645)	20,398
Tradename	16,544	(5,894)	10,650	21,880	(7,035)	14,845
Construction in progress	27,840	—	27,840	23,516	—	23,516
	1,041,168	(746,571)	294,597	1,096,505	(702,983)	393,522
Nonamortizable intangible assets:
Tradename	209,734	—	209,734	205,732	—	205,732
	209,734	—	209,734	205,732	—	205,732
Net intangibles	$1,250,902	(746,571)	504,331	1,302,237	(702,983)	599,254

Amortization expense for amortizable intangible assets for the years ended December 31, 2017 and 2016 was $83,226 and $81,978, respectively. The following table shows the estimated amortization expense of these assets for the next five years:

2018	$79,350
2019	79,350
2020	79,350
2021	79,350
2022	79,350
Total	$396,750

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

(9)         Income Taxes

Income (loss) before income taxes is as follows:

	Year ended December 31
	2017	2016
Domestic	$1,983,095	1,609,963
Foreign	(67,667)	11,212
Total income before income taxes	$1,915,428	1,621,175

The provisions for income taxes are as follows:

Current tax expense:
Federal	$454,795	384,366
State	107,830	89,468
Foreign	886	11,967
Total current	563,511	485,801

Deferred tax (benefit) expense:
Federal	(150,543)	9,452
State	(5,311)	(4,186)
Foreign	(51)	(135)
Total deferred tax (benefit) expense	(155,905)	5,131
Total provision	$407,606	490,932

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The provision for income taxes for the years ended December 31, 2017 and 2016 differed from the amount of income taxes determined by applying the applicable statutory federal income tax rate to pre-tax earnings as a result of the following differences:

	Year ended December 31
	2017	2016

Statutory federal tax rate	35.0%	35.0%
State income taxes, net of federal tax benefit	3.5	3.4
Provision for tax audit liability	0.2	(0.7)
Noncontrolling partnership interests	(5.4)	(6.4)
Tax reform rate adjustment	(13.3)	—
Foreign losses and taxes	1.0	0.3
Manufacturing deduction	(0.5)	(0.3)
Other	0.8	(1.0)
Effective tax rate	21.3%	30.3%

Tax Reform

On December 22, 2017, the President signed into law the tax legislation known as the Tax Cuts and Jobs Act (the 2017 Tax Act). The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction in the U.S. corporate income tax rate from 35.0% to 21.0% effective January 1, 2018. The 2017 Tax Act also provides for full expensing of qualified assets placed into service after September 27, 2017, imposes a one-time transition tax on certain foreign subsidiaries, and changes how foreign earnings are subject to U.S. tax prospectively.

The Company recognized the income tax effects of the 2017 Tax Act in its 2017 financial statements in the reporting period in which the 2017 Tax Act was signed into law. As such, the Company’s financial results reflect the income tax effects of the 2017 Tax Act for which accounting under ASC Topic 740 is complete and provisional amounts, primarily as it relates to the full expensing provisions of the 2017 Tax Act, for those specific income tax effects for which the accounting is incomplete but a reasonable estimate could be determined.

The Company has completed the accounting for income taxes with respect to the mandatory one-time tax on accumulated earnings of its foreign subsidiaries and has determined that there is no mandatory repatriation and therefore no income tax liability associated with this one-time tax.

The Company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. Accordingly, the Company’s deferred tax assets and liabilities were remeasured to reflect a reasonable estimate of the reduction in the U.S. corporate income tax rate from 35.0% to 21.0%, resulting in a provisional $254,926 net tax benefit.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

While the Company has substantially completed its provisional analysis of the income tax effects of the 2017 Tax Act and recorded a reasonable estimate of such effects, the net one-time benefit related to the 2017 Tax Act may differ, possibly materially, due to, among other things, further refinement of the underlying calculations, changes in interpretations and assumptions that the Company has made, additional guidance that may be issued by the U.S. Government. The Company will complete its analysis over a one-year measurement period ending December 22, 2018, and any adjustments during this measurement period will be included in net earnings from continuing operations as an adjustment to income tax.

The 2017 Tax Act changed the computation of the tax basis of loss reserves. The Company is unable to determine a reasonable estimate for computing the tax basis of loss reserves under the Act, and therefore computed the tax basis of loss reserves utilizing the tax laws that were in effect immediately prior to tax reform being enacted. A reasonable estimate for the tax basis of loss reserves under the Act is currently not able to be determined because additional guidance from taxing authorities is needed to perform the calculation. Redetermining loss reserves under the Act when further guidance is available is not expected to impact surplus at December 31, 2017 as any increases to deferred tax assets would be offset by increases to deferred tax liabilities. The Company will continue to work in good faith to complete the accounting changes adopted under the Act, and all accounting impacts shall be completed within one year from the enactment date.

DLP Contribution

The results of the Company’s operations are included in Fresenius Medical Care Holdings Delaware Ltd Partnership (DLP) consolidated U.S. and federal, state and local income tax returns.

DLP has generated net operating losses (NOLs) in prior years which were utilized by other Fresenius Medical Care North America entities within the consolidated income tax return. The utilization of the losses within the FMCH group has been reflected within income taxes payable. DLP elected to contribute the cumulative amount of tax benefit for the utilization of DLP losses to FMCH in the form of an in-kind equity contribution, resulting in a contribution to additional paid in capital of $247,264 for the year ended December 31, 2017.

Deferred tax liabilities (assets) are comprised of the following:

	December 31
	2017	2016

Reserves and other accrued liabilities	$(42,006)	(140,123)
Depreciation and amortization	506,637	787,905
Pension valuation	5,756	(23,051)
Stock based compensation expense	(13,541)	(19,313)
Net deferred tax liabilities	$456,846	605,418

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The Company has established valuation allowances for deferred tax assets of $6,942 and $4,791 at December 31, 2017 and 2016, respectively.

The net increase in the valuation allowance for deferred tax assets was $2,151 and $1,611 for the years ended December 31, 2017 and 2016, respectively. The aforementioned changes relate to activities incurred in state and foreign jurisdictions.

It is the Company’s expectation that it is more likely than not to generate future taxable income to utilize its remaining deferred tax assets.

At December 31, 2017, there are federal net operating loss carryovers of $148,437, of which $15,114 expiring between 2020 and 2022 and remaining will begin to expire in 2027 through 2038. In addition, there is a Federal Tax Credit of $1,270, which will expire in 2020. State net operating loss carryovers are $398,904 with varying expiration dates. Foreign net operating losses are $2 and will expire in 2018. The Net Operating Loss (NOL) utilization is contingent upon the Company’s ability to generate future income.

The tax years 2014, 2015, and 2016 are open to audit by the federal government. The Company is also subject to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the consolidated financial statements.

The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2017	2016

Unrecognized tax benefits (net of interest):
Balance at January 1	$20,319	28,373
Increases in unrecognized tax benefits prior periods	3,686	11,386
Decreases in unrecognized tax benefits prior periods	(1,426)	(5,582)
Changes related to settlements with tax authorities	(2,157)	(13,858)
Balance at December 31	$20,422	20,319

Included in the balance are $26,452 and $23,644 of unrecognized tax benefits at December 31, 2017 and 2016, respectively, which would affect the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in the unrecognized tax benefits within the next twelve months.

During the year ended December 31, 2017, the Company recognized $2,296 of interest expense and $883 of penalties. The Company received $1,394 in interest and paid $890 penalties during the year ended December 31, 2016.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

(10) Property, Plant and Equipment

As of December 31, 2017 and 2016, property, plant and equipment consisted of the following:

	December 31
	2017	2016

Land and improvements	$6,059	12,207
Buildings	214,772	253,874
Capital lease property	13,297	14,007
Leasehold improvements	2,347,789	2,152,419
Equipment and furniture	2,389,748	2,228,417
Construction in progress	380,728	290,106
	5,352,393	4,951,030
Accumulated depreciation and amortization	(2,954,124)	(2,724,549)
Property, plant and equipment, net	$2,398,269	2,226,481

Depreciation expense relating to property, plant and equipment (including capital lease property) amounted to $425,391 and $407,139 for the years ended December 31, 2017 and 2016, respectively.

Included in property, plant and equipment as of December 31, 2017 and 2016 were $151,739 and $133,277, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis.

Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2047. Rental expense for operating leases was $690,078 and $631,076 for the years ended December 31, 2017 and 2016, respectively. Amortization of properties under capital leases amounted to $955 and $640 for the years ended December 31, 2017 and 2016, respectively.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

Future minimum payments under noncancelable leases (principally for clinics, offices and equipment) for the five years succeeding December 31, 2017 and thereafter are as follows:

	Operating	Capital
	leases	leases	Total

2018	$654,995	382	$655,377
2019	608,777	349	609,126
2020	539,631	298	539,929
2021	466,794	288	467,082
2022	386,897	309	387,206
2023 and beyond	1,387,318	7,748	1,395,066
Total minimum payments	$4,044,412	9,374	$4,053,786
Less interest and operating costs		6,460
Present value of minimum lease payments ($382 payable in 2018)		$2,914

Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expenses. Options to purchase are also included in some lease agreements, particularly capital leases. For further information on purchase commitments, see note 4(a) “Inventories”.

(11)  Pension and Other Post Retirement Benefits

(a)         National Medical Care, Inc. Defined Benefit Pension Plan

The Company has a noncontributory, defined benefit pension plan (NMC plan). Each year the Company contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. Plan assets consist primarily of publicly traded common stock, fixed income securities and cash equivalents.

In 2002, the Company curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the NMC plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. The Company did not make any contribution for the year ended December 31, 2017. The Company contributed $109,600 for the year ended December 31, 2016. There was no minimum funding requirement in 2017.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The following table shows the changes in benefit obligations, the changes in plan assets, and the funded status of the NMC plan:

	Year ended December 31
	2017	2016

Change in benefit obligation:
Benefit obligation at beginning of year	$422,101	461,173
Service cost	5,853	4,973
Interest cost	18,597	19,415
Actuarial loss (gain)	27,536	(27,899)
Settlements	—	(9,005)
Benefits paid	(17,808)	(26,556)
Benefit obligation at end of year	456,279	422,101

Change in plan assets:
Fair value of plan assets at beginning of year	344,233	260,157
Actual return on plan assets	22,761	10,037
Employer contribution	—	109,600
Settlements	—	(9,005)
Benefits paid	(17,808)	(26,556)
Fair value of plan assets at end of year	349,186	344,233
Funded status at year-end	$(107,093)	(77,868)

The pension liability recognized as of December 31, 2017 and 2016, is equal to the amount shown as 2017 and 2016 funded status at end of year in the preceding table and is recorded as a component of “other liabilities” in the consolidated balance sheets.

The accumulated benefit obligation for the NMC plan was $448,570 and $416,282 at December 31, 2017 and 2016, respectively.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The pre-tax changes in the table below for 2017 and 2016 reflect actuarial (gains) losses in other comprehensive income relating to pension liabilities.

Actuarial
(gains)
losses

Adjustments related to pensions at December 31, 2015	$217,983
Actuarial gain for year	(22,456)
Amortization of unrealized losses	(22,105)
Amortization of prior service credit	118

Adjustments related to pensions at December 31, 2016	173,540

Actuarial loss for year	24,853
Amortization of unrealized losses	(18,535)
Amortization of prior service credit	118

Adjustments related to pensions at December 31, 2017	$179,976

The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $18,801.

The following weighted average assumptions were utilized in determining benefit obligations as of December 31:

	2017	2016

Discount rate	3.94%	4.47%
Rate of compensation increase	3.50	3.50

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The NMC plan net periodic benefit costs are comprised of the following components:

	2017	2016

Components of net periodic benefit cost:
Service cost	$5,853	4,973
Interest cost	18,597	19,415
Expected return on plan assets	(20,078)	(15,480)
Amortization of unrealized losses	18,535	22,105
Amortization of prior service credit	(118)	(118)
Net periodic benefit cost	$22,789	30,895

The discount rates for the NMC plan are derived from an analysis and comparison of yields of portfolios of equity and highly rated debt instruments with maturities that mirror the NMC plan’s benefit obligation. The Company’s discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2017. The following weighted average assumptions were used in determining net periodic benefit cost for the years ended December 31:

	2017	2016

Discount rate	4.47%	4.36%
Expected return on plan assets	6.00	6.00
Rate of compensation increase	3.50	3.50

Expected benefit payments for the NMC plan for the next five years and in the aggregate for the five years thereafter are as follows:

2018	$19,892
2019	20,848
2020	22,023
2021	23,148
2022	24,150
2023 through 2027	132,035

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

(i)            Plan Assets

The following table presents the fair values of the Company’s pension plan assets at December 31, 2017 and 2016:

		Fair value measurements at			Fair value measurements at
		December 31, 2017			December 31, 2016
		Quoted			Quoted
		prices			prices
		in active			in active
		markets for	Significant		markets for	Significant
		identical	observable		identical	observable
		assets	inputs		assets	inputs
	Total	Level 1	Level 2	Total	Level 1	Level 2

Asset category:
Equity investments:
Index funds (1)	$86,115	(399)	86,514	85,448	(2,102)	87,550
Fixed income investments:
Government securities (2)	6,379	5,881	498	2,502	1,902	600
Corporate bonds (3)	238,939	—	238,939	220,318	—	220,318
Other bonds (4)	4,635	—	4,635	5,628	—	5,628
U.S. Treasury money market funds (5)	13,118	13,118	—	30,337	30,337	—
Total	$349,186	18,600	330,586	344,233	30,137	314,096

(1)         This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Mid-Cap Index, Russell 2000 Index, MSCI EAFE Index, MSCI Emerging Markets Index and Barclays Capital Long-Corporate Bond Index and index futures.

(2)         This category comprises fixed income investments by the U.S. government and government sponsored entities.

(3)         This category represents investment grade bonds of U.S. issuers from diverse industries.

(4)         This category comprises private placement bonds as well as collateralized mortgage obligations.

(5)         This category represents funds that invest in treasury obligations directly or in treasury-backed obligations.

The methods and inputs used to measure the fair value of plan assets are as follows:

Common stocks are valued at their market prices at the balance sheet date.

Index funds are valued based on market quotes.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

Government bonds are valued based on both market prices and market quotes.

Corporate bonds and other bonds are valued based on market quotes at the balance sheet date.

Cash is stated at nominal value which equals the fair value.

U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price.

(ii)         Plan Investment Policy and Strategy

The Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm’s expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class.

The Company´s overall investment strategy is to achieve a mix of approximately 98% of investments for long-term growth and income and 2% in cash or cash equivalents. Investment income and cash or cash equivalents are used for near-term benefit payments. Investments are governed by the plan investment policy and include well diversified index funds or funds targeting index performance.

The plan investment policy, utilizing a revised target investment allocation in a range around 30% equity and 70% long-term U.S. corporate bonds, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a custom index that reflects the asset class benchmarks and the target asset allocation. The plan investment policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Mid-Cap Index, Russell 2000 Index, MSCI EAFE Index, MSCI Emerging Markets Index and Barclays Capital Long-Corporate Bond Index.

(b)         Supplemental Executive Retirement Plan

The Company’s supplemental executive retirement plan provides certain key executives with benefits in excess of normal pension benefits. This plan was curtailed prior to 2010. The projected benefit obligation was $17,057 and $16,134 at December 31, 2017 and 2016, respectively. Pension expense for this plan, for the years ended December 31, 2017 and 2016 was $1,535 and $1,642, respectively. The Company has recorded $4,819 and $4,179 to accumulated other comprehensive loss to recognize the additional liability for this plan at December 31, 2017 and 2016, respectively. The Company contributed $1,251 and $965 to this plan during 2017 and 2016, respectively. Expected funding for 2018 is $1,224.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The pension liability recognized as of December 31, 2017 and 2016 of $17,057 and $16,134, respectively, includes a current portion of $1,201 and $1,151, respectively, which is recognized as a current liability in the line item “accrued liabilities” within the consolidated balance sheets. The noncurrent portion of $15,856 and $14,983 as of December 31, 2017 and 2016, respectively, is recorded as noncurrent pension liability in “other liabilities” within the consolidated balance sheets.

The Company does not provide any post-retirement benefits to its employees other than those provided under its NMC plan and supplemental executive retirement plan.

(c)          Defined Contribution Plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $18 if under 50 years old ($24 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2017 and 2016 was $55,069 and $48,458, respectively.

(12)  Noncontrolling Interests Subject to Put Provisions and Other Temporary Equity

The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

At December 31, 2017 and 2016, the Company’s potential obligations under these put options are $1,048,670 and $1,260,447, respectively, of which, at December 31, 2017 and 2016, $521,423 and $506,209 were exercisable. Put options were exercised for a total consideration of $117,529 and $293 in the years ended December 31, 2017 and 2016, respectively.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The following is a rollforward of noncontrolling interests subject to put provisions for the years ended December 31, 2017 and 2016:

	2017	2016

Beginning balance	$1,260,447	993,425
Dividends paid	(182,631)	(187,354)
Net (purchase) sale of noncontrolling interests	(40,770)	30,136
Contributions from noncontrolling interests	16,713	32,259
Changes in fair value of noncontrolling interests	(182,761)	209,879
Net income attributable to NCI interests subject to put options	177,672	182,102
Ending balance	$1,048,670	1,260,447

(13) Equity

(a)         Common Stock

The Company repurchased 3,375,000 and 2,640,000 shares of its common stock from DLP at a total cost of $807,435 and $607,200 in 2017 and 2016, respectively. As of December 31, 2017, the Company had 83,985,000 shares of common stock outstanding. The repurchased shares were subsequently retired and have become authorized but unissued common shares. The retirement of the common shares resulted in a reduction of common stock and retained earnings.

(b)         Preferred Stock

In July, 2017, the Company repurchased 189,623 shares of its class C preferred stock and 2,100,000 shares of its class F preferred stock from DLP at a total cost of $77,775 and $541,508, respectively. As of December 31, 2017, the Company had 750,940 shares of class C preferred stock and 2,653,560 shares of class E preferred stock outstanding, respectively, and no shares of class F preferred stock outstanding. The repurchased shares were subsequently retired and have become authorized but unissued preferred shares. The retirement of the preferred shares resulted in a reduction of preferred stock and additional paid-in capital.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

At December 31, 2017 and 2016, the components of the Company’s preferred stock as presented in the consolidated balance sheets consisted of the following:

	December 31
	2017	2016

Preferred stock $1.00 par value:
Class C; authorized shares: 5,000,000 outstanding shares: 750,940 in 2017 and 940,563 in 2016	$187,735	235,141
Class E; authorized shares: 2,653,560 outstanding shares: 2,653,560 in 2017 and 2,653,560 in 2016	663,390	663,390
Class F; authorized shares: 2,100,000 outstanding shares: none in 2017 and 2,100,000 in 2016	—	525,000
Total preferred stock	$851,125	1,423,531

(c)          Stock Options

In connection with its stock option program, the Company incurred compensation expense of $18,158 and $25,442 for the years ended December 31, 2017 and 2016, respectively. The Company also recorded a related deferred income tax (liability)/asset of $(2,624) and $8,267 for the years ended December 31, 2017 and 2016, respectively.

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (2011 SOP) was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the Company’s LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and phantom stocks. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant’s heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The table below provides reconciliations for options outstanding at December 31, 2017, as compared to December 31, 2016.

		Weighted
		average
	Options	exercise price
	(In thousands)

Ordinary shares:
Balance at December 31, 2015	5,827	$64.48
Granted	—	—
Exercised	(569)	46.30
Forfeited	(1,216)	55.19
Balance at December 31, 2016	4,042	66.88

Granted	—	—
Exercised	(573)	57.54
Forfeited	(286)	77.98
Balance at December 31, 2017	3,183	79.26

There were no preference shares options issued or outstanding in 2017.

The following table provides a summary of fully vested options outstanding and exercisable for ordinary shares at December 31, 2017:

Fully vested outstanding and exercisable options
Weighted
		average	Weighted
		remaining	average	Aggregate
	Number	contractual	exercise	intrinsic
	of options	life in years	price	value
(In thousands)

Options for ordinary shares	455	2.61	63.15	19,185

At December 31, 2017, there is $5,984 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted average period of 1.3 years.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

During the years ended December 31, 2017 and 2016, the Parent Company received cash of $31,029 and $27,647, respectively, from the exercise of stock options. The intrinsic value of options exercised for the years ended December 31, 2017 and 2016 were $22,345 and $22,528, respectively. The Company recorded a related tax benefit of $8,815 and $8,887 for the years ended December 31, 2017 and 2016, respectively.

(d)         Fair Value Information

The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP and the 2006 Amended Plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company’s shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company’s stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

(e)          Subsidiary Stock Incentive Plans

Subsidiary stock incentive plans were established during 2014 in conjunction with two acquisitions made by the Company. Under these plans, two of the Company’s subsidiaries are authorized to issue a total of 116,103,806 Incentive Units. The Incentive Units have two types of vesting conditions: a service condition and a performance condition. Of the total Incentive Units granted, eighty percent vest ratably over a four year period and twenty percent vest upon the achievement of certain of the relevant subsidiary’s performance targets over a six year vesting period (the “Performance Units”).

Fifty percent of the Performance Units vested upon achievement of performance targets in 2017. The remaining 50%, plus any unvested Performance Units, will vest upon achievement of performance targets in 2019. All of the Performance Units will vest upon achievement of performance targets in 2020, if not previously vested. Additionally, for one of the subsidiaries, all Performance Units not previously vested will vest upon successful completion of an initial public offering.

As of December 31, 2017 and 2016, there was $9,820 and $17,220, respectively, of total unrecognized compensation cost related to unvested Incentive Units under the plans. These costs are expected to be recognized over a weighted average period of 1.5 years.

The Company used the Monte Carlo pricing model in determining the fair value of the awards under this incentive plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries.

(f)            Long-term Incentive Plan 2016

As of May 11, 2016, the issuance of stock options and phantom stocks under the FMC AG & Co. KGaA Long-Term Incentive Program 2011 (LTIP 2011) is no longer possible. In order to continue to enable

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

the members of the senior management, comprising of the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, the Management Board and the supervisory board of Management AG have approved and adopted the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016 (LTIP 2016) as a successor program effective January 1, 2016.

The LTIP 2016 is a variable compensation program with long-term incentive effects. Pursuant to the LTIP 2016, the plan participants may be granted so-called “Performance Shares” annually or semiannually during 2016 to 2018. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company’s share price development.

For members of the Management Board, the Supervisory Board will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. The initial grant value is determined in the currency in which the respective participant receives their base salary at the time of the grant. In order to determine the number of Performance Shares each plan participant receives, their respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective grant date. The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth, (ii) growth in net income attributable to shareholders of FMC-AG & Co. KGaA (net income growth) and (iii) return on invested capital (ROIC) improvement.

Revenue, net income and ROIC are determined according to IFRS in euro based on full year results. Revenue growth and net income growth, for the purpose of this plan, are determined at constant currency.

An annual target achievement level of 100% will be reached for the revenue growth performance target if revenue growth is 7% in each individual year of the three-year performance period; revenue growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in the case of revenue growth of at least 16%. If revenue growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

An annual target achievement level of 100% for the net income growth performance target will be reached if net income growth is 7% in each individual year of the three-year performance period. In the case of net income growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of net income growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

With regard to ROIC improvement, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. In 2016, the target ROIC was 7.3% and will increase by 0.2% each subsequent year until 2020. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

The achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%.

The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

The final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

During 2017, the Company awarded 407,393 Performance Shares at a measurement date weighted average fair value of $100.02 each and a total fair value of $40,747, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

During 2016, the Company awarded 409,063 Performance Shares at a measurement date weighted average fair value of $80.31 each and a total fair value of $32,852, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

(14) Financial Instruments

Nonderivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s nonderivative financial instruments at December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Nonderivatives:
Assets:
Cash, cash equivalents and restricted cash	$634,200	634,200	357,899	357,899
Trade accounts receivable	2,056,569	2,056,569	1,964,101	1,964,101
Receivables from affiliates	503,087	503,087	1,295,523	1,295,523
Available for sale financial assets (1)	22,379	22,379	269,793	269,793
Long term notes receivable (2)	1,296	1,296	4,622	4,622

Liabilities:
Accounts payable	429,242	429,242	384,128	384,128
Current borrowings from affilitates	469,838	469,838	—	—
Short term borrowings	10,924	10,924	10,058	10,058
Capital lease obligations and other debts, excluding Amended 2012 Senior Credit Agreement	366,309	366,309	192,008	192,008
Amended 2012 Senior Credit Agreement	1,532,221	1,524,737	2,101,638	2,091,945
Borrowings from affiliates	3,466,782	3,466,782	3,303,022	3,303,022
Noncontrolling interests subject to put provisions	1,048,670	1,048,670	1,260,447	1,260,447

(1)          Amounts included in the consolidated balance sheet under other current assets and other assets and deferred charges captions.

(2)          Amounts included in the consolidated balance sheet under other assets and deferred charges caption.

The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:

Cash, cash equivalents and restricted cash are stated at nominal value which equals the fair value.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date.

The valuation of the long-term notes receivable is determined using significant unobservable inputs (Level 3). It is valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates that are within the Company’s industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

The fair values of the long-term debt are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

The valuation of the noncontrolling interests subject to put provisions is determined using significant unobservable inputs (Level 3). See note 12 for a discussion of the Company’s methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

Currently, there is no indication that a decrease in the value of the Company’s financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are not considered necessary.

(15) Derivative Financial Instruments

The Company is exposed to risk from changes in foreign exchange rates. In order to manage the risk of currency exchange rate fluctuations, the Company enters into various hedging transactions with highly rated financial institutions as authorized by the Parent Company. On a quarterly basis an assessment of the Company’s counterparty credit risk is performed, which the Company considers to be low. The Company does not use financial instruments for trading purposes.

The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The table below summarizes the derivative financial instruments pre-tax and after-tax effect on accumulated other comprehensive income (loss) in equity for the years ended December 31, 2017 and 2016:

	Year ended December 31
	2017	2016

Forecasted raw material product purchases and other obligations:
Pre-tax loss (gain)	$(2,533)	2,599
After-tax loss (gain)	(1,534)	1,574

The Company enters into forward rate agreements that are designated and effective as hedges of forecasted raw material purchases and other obligations. After-tax gains and losses are deferred in other comprehensive income and are reclassified into cost of medical supplies in the period during which the hedged transactions affect earnings. All deferred amounts are reclassified into earnings within the next twelve months.

(a)         Foreign Currency Contracts

The Company uses foreign exchange contracts as a hedge against foreign exchange risks associated with the settlement of foreign currency denominated payables and firm commitments. At December 31, 2017 and 2016, the Company had outstanding foreign currency contracts for the purchase of Euros (EUR) totaling 39,950 and 49,374, respectively, contracts for the purchase of 480,000 and 405,300 Mexican pesos, respectively, and contracts for the sale of 3,500 and 3,600 Canadian dollars, respectively. The contracts outstanding at December 31, 2017 include forward contracts for purchase of EUR at rates ranging from $1.19 to $1.51 per EUR, forward contracts for the purchase of Mexican pesos at rates ranging from $18.44 to $19.31 per Mexican peso, and outright sale contracts for Canadian dollars at rates ranging from $1.28 to $1.29 per Canadian dollar. All contracts are for periods between January 2018 and February 2019.

The fair value of currency contracts are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account the current exchange rates and the current creditworthiness of the counterparties in addition to the Company’s own nonperformance risk. At December 31, 2017 and 2016, the Company would have paid approximately $1,282 and $3,883, respectively, to terminate these contracts.

(b)         Currency Exchange Agreements

Periodically, the Company enters into derivative instruments with related parties to form a natural hedge for currency exchange rate exposures on intercompany obligations. These instruments are reflected in the consolidated balance sheets at fair value with changes in fair value recognized in earnings. Pre-tax (gains) losses recorded in the consolidated statements of income for the years ended December 31, 2017 and 2016 were $(405,497) and $54,955, respectively. After-tax (gains) losses in

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

the consolidated statements of income for the years ended December 31, 2017 and 2016 were $(243,298) and $32,973, respectively.

(i)            $682,500 Currency Exchange Agreement

On February 3, 2011, the Company entered into a currency exchange agreement with DLP with a notional principal amount of $682,500 and a Euro amount with equal market value applying the market foreign exchange rate at the time the exchange agreement was entered into. The currency exchange agreement requires that at each periodic settlement date, DLP is obligated to pay to FMCH, Euro interest on the Euro equivalent of $682,500. Conversely, at the periodic settlement date, FMCH is obligated to pay DLP, the interest on $682,500 in U.S. dollars.

Upon maturity (February 15, 2021), DLP is obligated to pay to FMCH, the Euro equivalent of $682,500 converted at the spot rate and FMCH will pay to DLP the final settlement amount of $682,500.

This instrument is reflected in other liabilities within the consolidated balance sheets at fair value at the reporting date with changes in fair value recognized in earnings. At December 31, 2017 and 2016, the fair value of the derivative liability was $67,130 and $149,735, respectively.

(ii)        $525,000 Currency Exchange Agreement

On June 16, 2011, the Company entered into a currency exchange agreement with DLP with a notional principal amount of $525,000 and a Euro amount with equal market value applying the market foreign exchange rate at the time the exchange agreement was entered into. The currency exchange agreement requires that at each periodic settlement date, DLP is obligated to pay to FMCH, Euro interest on the Euro equivalent of $525,000. Conversely, at the periodic settlement date, FMCH is obligated to pay DLP, the interest on $525,000 in U.S. dollars.

On July 15, 2017, DLP paid to FMCH, the Euro equivalent of $525,000 converted at the spot rate and FMCH paid to DLP the final settlement amount of $525,000.

This instrument was reflected in accrued liabilities within the consolidated balance sheets at fair value of $132,643 at December 31, 2016 with changes in fair value recognized in earnings.

(iii)    FMC Finance II Currency Exchange Agreements

On January 26, 2012, the Company entered into three currency exchange agreements with Fresenius Medical Care US Finance II, Inc. (FMC Finance II) with notional principal amounts of $800,000, $700,000, and $105,000 U.S. dollars, and an equivalent Euro amount based on the foreign exchange rate at the time the exchange agreements were entered into. The currency exchange agreement requires that at each periodic settlement date, FMC Finance II is obligated to pay to FMCH, Euro interest on the Euro equivalent of notional principal amounts. Conversely, at the periodic settlement date, FMCH is obligated to pay FMC Finance II, the interest on notional principal amounts in U.S. dollars.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

Upon maturity (July 2019, January 2022, and July 2019, respectively), FMC Finance II is obligated to pay to FMCH, the Euro equivalent of the notional principal amount converted at the spot rate and FMCH will pay to FMC Finance II the final settlement amount of the notional principal amount.

This instrument is reflected in other liabilities within the consolidated balance sheets at fair value at the reporting date with changes in fair value recognized in earnings. At December 31, 2017 and 2016, the fair value of the derivative liability was $70,740 and $260,719, respectively.

The following table shows the Company’s derivatives at December 31, 2017 and 2016:

	2017		2016
	Assets (1)	Liabilities (1)	Assets (1)	Liabilities (1)
Current:
Foreign currency contracts	$637	1,942	—	136,464
Noncurrent:
Foreign currency contracts	—	137,847	—	410,436
Total	$637	139,789	—	546,900

(1)         At December 31, 2017 and 2016, the valuation of the Company’s derivatives was determined using Significant Other Observable inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP. Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at each reporting date with the changes in fair value recognized in earnings.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in other current assets in the consolidated balance sheets while the current portion of those indicated as liabilities are included in other current liabilities. The noncurrent portions indicated as assets or liabilities are included in the consolidated balance sheets in other assets or other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The Company includes its own credit risk when measuring the fair value of derivative financial instruments.

(iv)      The Effect of Derivatives on the Consolidated Financial Statements

				Amount of gain (loss)
	Amount of gain (loss)			reclassified from OCI in
	recognized in OCI on		Location of gain (loss)	income (effective portion)
	derivatives (effective portion)		reclassified from	for the twelve months ended
	December 31		OCI in income	December 31
	2017	2016	(effective portion)	2017	2016
Foreign currency contracts	$3,583	(5,589)	Cost of medical supplies	$(1,050)	2,990
	$3,583	(5,589)		$(1,050)	2,990

The Company expects to reclassify $696 of losses from other comprehensive income into earnings within the next twelve months.

At December 31, 2017, the Company had foreign currency contracts with maturities of up to 14 months.

(16) Legal Proceedings

Legal and Regulatory Matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator’s complaint, which was first filed under seal in February 2009, alleged that the Company sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator’s complaint closed in May 2015. Although the United States initially declined to intervene in the case, the government subsequently changed position. On April 3, 2017, the court allowed the government to intervene with respect only to certain hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. The court rejected the government’s request to conduct new discovery, but is allowing FMCH to take discovery against the government as if the government had intervened at the outset.

On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits pending in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH’s acid concentrate products NaturaLyte® and GranuFlo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts. In Re: Fresenius GranuFlo/NaturaLyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts and the St. Louis City (Missouri) court subsequently established similar consolidated litigation for their cases. In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). Similar cases were filed in other state courts. The lawsuits alleged generally that inadequate labeling and warnings for these products caused harm to patients. On February 17, 2016, the Company reached with a committee of plaintiffs’ counsel and reported to the courts an agreement in principle for settlement of potentially all cases. The agreement in principle called for the Company to pay $250,000 into a settlement fund in exchange for releases of substantially all the plaintiffs’ claims, subject to the Company’s right to void the settlement under certain conditions.

On November 28, 2017, after the plaintiff committee and the Company determined that the condition of settlement related to minimum participation had been satisfied, the Company and its insurers funded and consummated the settlement on or about this date. The Company understands that fewer than fifty (50) plaintiffs with cases pending in the U.S. District Court for Massachusetts (Boston); Los Angeles, California county court; or Birmingham, Alabama county court declined to participate in the settlement and intend to continue litigation. These remaining cases represent less than 0.5% of the total cases filed. In some instances, the non-participating plaintiffs’ counsel have moved to withdraw and no substitute counsel has been engaged.

The Company’s affected insurers funded $220,000 of the settlement fund, with a reservation of rights regarding certain coverage issues between and among the Company and its insurers. The Company accrued a net expense of $60,000 for consummation of the settlement, including legal fees and other anticipated costs.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

Following entry of the agreement in principle, the Company’s insurers in the AIG group and the Company each initiated litigation against the other, in New York and Massachusetts state courts respectively, relating to the AIG group’s coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by the Company for a portion of its $220,000 outlay; the Company seeks to confirm the AIG group’s $220,000 funding obligation, to recover defense costs already incurred by the Company, and to compel the AIG group to honor defense and indemnification obligations, if any, required for resolution of cases not participating in the settlement.

Four institutional plaintiffs filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation, but seeking as remedy the repayment of sums paid to FMCH attributable to the GranuFlo®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims were not extinguished by the personal injury litigation settlement described above. The four plaintiffs are the Attorneys General for the States of Kentucky, Louisiana and Mississippi and the commercial insurance company Blue Cross Blue Shield of Louisiana in its private capacity. State of Mississippi ex rel. Hood, v. Fresenius Medical Care Holdings, Inc., No. 14-cv-152 (Chancery Court, DeSoto County); State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, 2016 Civ. 11035 (U.S.D.C. D. Mass.); Commonwealth of Kentucky ex rel. Beshear v. Fresenius Medical Care Holdings, Inc. et al., No. 16-CI-00946 (Circuit Court, Franklin County).

In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH’s contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty’s Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH’s acquisition of Liberty. Hawaii v. Liberty Dialysis — Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii’s contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. FMCH filed third-party claims for contribution and indemnification against Xerox. The State’s False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State’s recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for April 2019.

On August 31 and November 25, 2015, respectively, FMCH received subpoenas under the False Claims Act from the United States Attorneys for the District of Colorado and the Eastern District of New York inquiring into FMCH’s participation in and management of dialysis facility joint ventures in which physicians

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

are partners. On March 20, 2017, FMCH received a subpoena in the Western District of Tennessee inquiring into certain of the operations of dialysis facility joint ventures with the University of Tennessee Medical Group, including joint ventures in which FMCH’s interests were divested to Satellite Dialysis in connection with FMCH’s acquisition of Liberty Dialysis in 2012. FMCH is cooperating in these investigations.

On October 6, 2015, the Office of Inspector General of the United States Department of Health and Human Services (OIG) issued a subpoena under the False Claims Act to the Company seeking information about utilization and invoicing by Fresenius Vascular Care, now known as Azura Vascular Care, facilities as a whole for a period beginning after the Company’s acquisition of American Access Care LLC in October 2011 (AAC). On August 24, 2017, an additional and more detailed subpoena on the same topics was issued by the United States Attorney for the Eastern District of New York (Brooklyn), which has managed the Azura investigation from its outset. The Company is cooperating in the government’s inquiry. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro® as well as FMCH’s interactions with DaVita Healthcare Partners, Inc. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. The Company understands that this investigation is substantively independent of the $63,700 settlement by Davita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc., which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee’s conduct may subject the Company to liability for overpayments and penalties under applicable laws.

On December 12, 2017, the Company sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the sale agreement, the Company retains responsibility for the Brooklyn investigation and its outcome. The Company continues to cooperate in the ongoing investigation.

On December 14, 2016, the Center for Medicare & Medicaid Services (CMS), which administers the federal Medicare program, published an Interim Final Rule (IFR) titled “Medicare Program; Conditions for

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

Coverage for End-Stage Renal Disease Facilities-Third Party Payment.” The IFR would have amended the Conditions for Coverage for dialysis providers, like FMCH and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund (AKF or the Fund). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of FMCH.

On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS’ failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court on June 27, 2017.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar administrative actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful, these efforts would have a material adverse impact on the Company’s operating results.

On January 3, 2017, the Company received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into the Company’s interactions and relationships with the AKF, including the Company’s charitable contributions to the Fund and the Fund’s financial assistance to patients for insurance premiums. FMCH is cooperating in the investigation, which the Company understands to be part of a broader investigation into charitable contributions in the medical industry.

In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning the Company’s retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH’s pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

In 2011, FMCH received a subpoena from the United States Attorney for the Eastern District of New York (Brooklyn) requesting information under the False Claims Act concerning an assay manufactured by Bayer Diagnostics. Bayer Diagnostics was later acquired by Siemens. The assay is used to test for the serum content of parathyroid hormone (PTH). The assay has been widely used by FMCH and others in the dialysis industry for assessment of bone mineral metabolism disorder, a common consequence of kidney

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

failure. FMCH responded fully and cooperatively to the subpoena, but concluded that it was not the focus or target of the US Attorney’s investigation. On March 16, 2017, the US Attorney elected not to intervene on a sealed relator (whistleblower) complaint first filed in January 2011 that underlay the investigation. After the US Attorney declined intervention, the United States District Court for the Eastern District unsealed the complaint and ordered the relator to serve and otherwise proceed on his own. On August 14, 2017, FMCH was dismissed with prejudice from the litigation on relator’s motion. The litigation continued against other defendants Patriarca v. Bayer Diagnostics n/k/a Siemens et alia, 2011 Civ. 00181 (E.D.N.Y.).

The Company received a subpoena dated December 11, 2017 from the United States Attorney for the Eastern District of California (Sacramento) requesting information under the False Claims Act concerning Spectra Laboratories, the Company’s affiliate engaged in laboratory testing for dialysis patients. The inquiry relates to allegations that certain services or materials provided by Spectra to its outpatient dialysis facility customers constitute unlawful kickbacks. The Company understands that the allegations originate with an industry competitor and is cooperating in the investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration (FDA) and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourages private plaintiffs to commence whistleblower actions. By virtue of this

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data (PD) of its patients and beneficiaries throughout the United States and other parts of the world, and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation and or other similar laws (Data Protection Laws) when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollars in thousands, except share data)

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company is also subject to ongoing and future tax audits in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, the Company does not anticipate that an unfavorable ruling could have a material impact on its results of operations. The Company is not currently able to determine the timing of these potential additional tax payments.

(17) Subsequent Events

On April 21, 2018, the Company signed a definitive agreement to divest its controlling interest in Sound to an investment consortium led by Summit Partners, L.P. for total transaction proceeds of $2,150,000. Closing of the transaction is subject to regulatory approvals and anticipated to occur late in 2018.